

September 18, 2014

Via E-mail
Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
TransAct Technologies, Inc.
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

> **Re: TransAct Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-21121**

Dear Mr. DeMartino:

We have reviewed your letter dated August 27, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 14, 2014.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

1.   We note in your response to prior comment 2 that under some of your contracts where you provide the basic combined hardware/software Epicentral solution, you may also provide an optional add-on Mobile Host software product for which revenue would be separately accounted for under ASC 985-605 and that under such arrangements, you

include one-year of free maintenance and installation. We also note in your response to prior comment 3 that arrangement consideration is allocated to both the software deliverables and non-software deliverables in accordance with ASC 605-25. Please tell us in detail how you allocate arrangement consideration to the software and non-software deliverables and your consideration for the guidance in ASC 605-25-15-3A. As part of your response, please clarify whether the separate maintenance deliverable would apply to the basic combined hardware/software Epicentral solution, the optional add-on Mobile Host software product, or both. In those cases where the maintenance applies to both, please describe how you allocate a portion of total contract consideration to total maintenance and then allocate this maintenance-related consideration amount to the basic combined hardware/software Epicentral offering and separate Mobile Host software offering. Furthermore, please describe how you subsequently allocate the combined Mobile Host software and related maintenance consideration between the separate software and maintenance deliverables within the context of ASC 985-605, including whether you have vendor-specific objective evidence of fair value for maintenance, as well as the timing of revenue recognition for each. Also, as part of your response, please provide the revised disclosure you plan to include in future filings to better explain how you are following the specific relevant guidance within ASC 605-25 and ASC 985-605 when recognizing revenue under these contracts.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief